Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Years Ended December 31,
	Pro Forma (2)
	2006	2006	2005	2004	2003	2002
Earnings—
Pre-tax income from continuing operations	$76,902	$59,033	$45,287	$43,272	$19,579	$13,786
Add: Allocated (gains) losses of equity investees	—	—	—	—	(40,586)	—
Fixed charges	9,505	27,374	16,649	18,449	62,324	22,824
Amortization of capitalized interest	48	48	48	180	180	182
Less: Interest capitalized	—	—	—	—	—	—

Earnings	$86,455	$86,455	$61,984	$61,901	$41,497	$36,792

Fixed Charges—
Interest costs	$4,791	$12,272	$11,746	$11,386	$18,683	$17,450
Debt extinguishment expense	—	10,388	—	2,099	38,836	—
Portion of rental expense representative of interest factor	4,714	4,714	4,903	4,964	4,805	5,374

Fixed Charges	$9,505	$27,374	$16,649	$18,449	$62,324	$22,824

Ratio of Earnings to Fixed Charges	9.1	3.2	3.7	3.4	0.7	1.6

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations and fixed charges. Earnings are also adjusted to exclude allocated (gains) losses of equity investees. Fixed charges consist of interest expense, debt extinguishment expense and a portion of rental expense (deemed by management to be representative of the interest factor of rental payments).

(2)	The pro forma calculation for 2006 is provided to show the impact that our 2.4375% convertible notes would have had were they to have been issued prior to January 1, 2006 rather than in December 2006, using proceeds of the issuance to extinguish all but $0.5 million of our former 9% senior notes.